Exhibit 99.2

ProQR Announces Third Quarter 2025 Operating and Financial Results

●	Received CTA authorization for Phase 1 trial of lead program AX-0810, targeting NTCP for cholestatic diseases
●	Initiating Phase 1 study of AX-0810 in healthy volunteers, with initial safety, tolerability, and PK data from Cohort 1 expected by year-end, and target engagement data from all cohorts in H1 2026
●	€ 106.9 million cash and cash equivalents as of end Q3 – providing runway into mid-2027

LEIDEN, Netherlands & CAMBRIDGE, Mass., November 6, 2025 – ProQR Therapeutics N.V. (Nasdaq: PRQR) (ProQR), a company dedicated to changing lives through transformative RNA therapies based on its proprietary Axiomer™ RNA editing technology platform, today reported its financial and operating results for the third quarter ended September 30, 2025, and provided a business update.

“Last month we achieved an important milestone with the CTA authorization and are initiating our first-in-human study for AX-0810, marking a significant step forward for both this program and our Axiomer RNA editing platform,” said Daniel A. de Boer, Founder and Chief Executive Officer of ProQR. “This study represents the first clinical evaluation of an Axiomer editing oligonucleotide and positions us to deliver initial safety and PK data before year-end, followed by target engagement data in the first half of 2026. Supported by our strong cash position providing runway into mid-2027, we continue to advance our broader pipeline, platform, and partnership activities, executing on our strategy to deliver transformative RNA editing therapies for diseases with high unmet need.”

Recent Progress and Anticipated Upcoming Events

●	In November, the Company hosted a virtual analyst and investor event focused on AX-0810, highlighting the Phase 1 trial design and target engagement/biomarker strategy.
●	AX-0810 uses Axiomer’s ability to modulate protein function by targeting NTCP for the treatment of cholestatic diseases. In October AX-0810 received CTA authorization and a first-in-human (FIH) Phase 1 study is being initiated in healthy volunteers. Initial safety, tolerability, and PK data for Cohort 1 is expected toward the end of 2025 with target engagement data for all healthy volunteer cohorts in the first half of 2026. In parallel, activities are underway to include a patient cohort in this FIH following completion of the healthy volunteer cohorts.
●	Beyond AX-0810, ProQR’s Axiomer pipeline demonstrates the broad potential of RNA editing across three key applications – modulate, correct, and protect – with updates expected across these earlier-stage programs in the coming months.
●	AX-2402 applies Axiomer RNA editing to correct disease-causing mutations, targeting the R270X nonsense mutation in MECP2 to restore normal protein function for the treatment of Rett syndrome.
●	AX-2911 leverages Axiomer’s ability to modulate protein activity by editing the I148M mutation in PNPLA3, the strongest known genetic risk factor for fatty liver disease.
●	AX-1412 demonstrates Axiomer’s protective application, mimicking a naturally occurring B4GALT1 variant associated with significantly reduced cardiovascular risk.
●	In October, the Company presented at the Oligonucleotide Therapeutics Society (OTS) Annual Meeting in Budapest, highlighting applications of its Axiomer RNA editing platform technology.
●	ProQR continues to execute on partnership with Eli Lilly and Company (Lilly), with potential data updates and milestone income from the ongoing collaboration.

Financial Highlights

At September 30, 2025, ProQR held cash and cash equivalents of approximately € 106.9 million, compared to € 149.4 million at December 31, 2024.

Net cash used in operating activities during the nine-month period ended September 30, 2025 was € 39.4 million, compared to € 27.0 million used for the same period last year. During the first nine months of 2025, the Company achieved certain milestones in the collaboration agreement with Eli Lilly amounting to $2.0 million (~€ 1.8 million).

Research and development (R&D) costs were € 34.8 million for the nine month period ended September 30, 2025 compared to € 25.7 million for the same period last year.

General and administrative costs were € 11.2 million for the nine month period ended September 30, 2025 compared to € 9.7 million for the same period in 2024.

Net loss for the nine month period ended September 30, 2025 was € 33.3 million, or € 0.32 per diluted share, compared to € 18.5 million, or € 0.23 per diluted share, for the same period last year. For further financial information for the period ended September 30, 2025, please refer to the Q3 financial report 6-K filing.

About Axiomer™

ProQR is pioneering a next-generation RNA base editing technology called Axiomer™, which could potentially yield a new class of medicines for diverse types of diseases. Axiomer™ “Editing Oligonucleotides”, or EONs, mediate single nucleotide changes to RNA in a highly specific and targeted way using molecular machinery that is present in human cells called ADAR (Adenosine Deaminase Acting on RNA). Axiomer™ EONs are designed to recruit and direct endogenously expressed ADARs to change an Adenosine (A) to an Inosine (I) in the RNA – an Inosine is translated as a Guanosine (G) – correcting an RNA with a disease-causing mutation back to a normal (wild type) RNA, modulating protein expression, or altering a protein so that it will have a new function that helps prevent or treat disease.

About ProQR

ProQR Therapeutics is dedicated to changing lives through the creation of transformative RNA therapies. ProQR is pioneering a next-generation RNA technology called Axiomer™, which uses a cell’s own editing machinery called ADAR to make specific single nucleotide edits in RNA to reverse a mutation or modulate protein expression and could potentially yield a new class of medicines for both rare and prevalent diseases with unmet need. Based on our unique proprietary RNA repair platform technologies we are growing our pipeline with patients and loved ones in mind.

Learn more about ProQR at www.proqr.com.

Forward Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “continue,” "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Such forward-looking statements include, but are not limited to, statements regarding our business, technology, strategy, preclinical and clinical model data, our initial pipeline targets and the upcoming strategic priorities and milestones related thereto, the continued advancement of our lead development pipeline programs, including ongoing and planned clinical trials, the planned Phase 1 clinical study of for AX-0810 in NTCP for cholestatic diseases, including the planned trial design, implementation and initiation in the Netherlands, and our ability to recruit for and complete a Phase 1 clinical trial for AX-0810 in healthy volunteers; expectations regarding the safety and therapeutic benefits of AX-0810, including the planned dosing levels and their efficacy; the anticipated timing of initial Phase 1 clinical data for our lead program, AX-0810, and other programs, the continued development and advancement of our Axiomer platform, the therapeutic potential of our Axiomer RNA editing oligonucleotides and product candidates, the timing, progress and results of our preclinical studies and other development and pipeline activities, including the release of data related thereto, our patent estate, including our anticipated strength and our continued investment in it, as well as the timing of our clinical development, the potential of our technologies and product candidates, the collaboration with Lilly and the intended benefits thereof, including timing for data updates, potential milestones, exercise of an option to expand targets and the receipt of an opt-in payment, our ability to selectively form new partnerships and enter into future collaborations, and our financial position and cash-runway. Forward-looking statements are based on management's beliefs and assumptions and on information available to management only as of the date of this press release. Our actual results could differ materially from those expressed or implied by these forward-looking statements for many reasons, including, without limitation, the risks, uncertainties and other factors in our filings made with the Securities and Exchange Commission, including certain sections of our most recent annual report filed on Form 20-F. These risks and uncertainties include, among others, the cost, timing and results of preclinical studies and clinical trials and other development activities by us and our collaborative partners whose operations and activities may be slowed or halted shortage and pressure on supply and logistics on the global market, economic sanctions and international tariffs; the likelihood of our preclinical and clinical programs being initiated and executed on timelines provided and reliance on our contract research organizations and predictability of timely enrollment of subjects and patients to advance our clinical trials and maintain their own operations; our reliance on contract manufacturers to supply materials for research and development and the risk of supply interruption from a contract manufacturer; the potential for future data to alter initial and preliminary results of early-stage clinical trials; the unpredictability of the duration and results of the regulatory review of applications or clearances that are necessary to initiate and continue to advance and progress our clinical programs; the ability to secure, maintain and realize the intended benefits of collaborations with partners, including the collaboration with Lilly; the possible impairment of, inability to obtain, and costs to obtain intellectual property rights; possible safety or efficacy concerns that could emerge as new data are generated in research and development; general business, operational, financial and accounting risks, and risks related to litigation and disputes with third parties; and risks related to macroeconomic conditions and market volatility resulting from global economic developments, geopolitical events and conflicts, high inflation, rising interest rates, tariffs and potential for significant changes in U.S. policies and regulatory environment. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

ProQR Therapeutics N.V.

Investor and media contact:
Sarah Kiely
ProQR Therapeutics N.V.
T: +1 617 599 6228
skiely@proqr.com
or

Investor contact:

Peter Kelleher
LifeSci Advisors
T: +1 617 430 7579
pkelleher@lifesciadvisors.com

Financial Tables

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Financial Position

	September 30,	December 31,
	2025	2024
	€1,000	€1,000
Assets
Property, plant and equipment	13,018	14,113
Investments in financial assets	—	—
Non-current assets	13,018	14,113

Cash and cash equivalents	106,883	149,408
Prepayments and other receivables	3,872	3,747
Other taxes	576	690
Current assets	111,331	153,845
Total assets	124,349	167,958

Equity and liabilities
Equity
Equity attributable to owners of the Company	57,071	88,560
Total equity	57,071	88,560

Liabilities
Borrowings	—	—
Lease liabilities	10,017	11,067
Deferred income	24,125	29,429
Non-current liabilities	34,142	40,496

Borrowings	4,800	4,582
Lease liabilities	1,674	1,567
Derivative financial instruments	292	468
Trade payables	305	16
Social securities and other taxes	121	1,478
Deferred income	17,394	21,942
Other current liabilities	8,550	8,849
Current liabilities	33,136	38,902
Total liabilities	67,278	79,398

Total equity and liabilities	124,349	167,958

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

(€ in thousands, except share and per share data)

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2025	2024	2025	2024
	€1,000	€1,000	€1,000	€1,000
Revenue	2,882	3,843	11,218	14,598

Other income	33	138	413	504

Research and development costs	(11,080)	(9,414)	(34,811)	(25,745)
General and administrative costs	(3,119)	(3,283)	(11,169)	(9,748)
Total operating costs	(14,199)	(12,697)	(45,980)	(35,493)

Operating result	(11,284)	(8,716)	(34,349)	(20,391)
Finance income and expense	280	469	927	1,470
Results related to financial liabilities measured at fair value through profit or loss	(2)	139	176	266

Result before corporate income taxes	(11,006)	(8,108)	(33,246)	(18,655)
Income taxes	—	—	(18)	197

Result for the period	(11,006)	(8,108)	(33,264)	(18,458)
Other comprehensive income (foreign exchange differences on foreign operation)	(23)	(377)	(1,076)	(101)

Total comprehensive income	(11,029)	(8,485)	(34,340)	(18,559)

Result attributable to
Owners of the Company	(11,006)	(8,108)	(33,264)	(18,458)
Non-controlling interests	—	—	—	—
	(11,006)	(8,108)	(33,264)	(18,458)
Total comprehensive income attributable to
Owners of the Company	(11,029)	(8,485)	(34,340)	(18,559)
Non-controlling interests	—	—	—	—
	(11,029)	(8,485)	(34,340)	(18,559)

Share information
Weighted average number of shares outstanding[1]	105,344,996	81,682,296	105,328,752	81,639,533

Earnings per share attributable to owners of the Company (Euro per share)
Basic loss per share[1]	(0.10)	(0.10)	(0.32)	(0.23)
Diluted loss per share[1]	(0.10)	(0.10)	(0.32)	(0.23)

1.	For these periods the potential exercise of share options is not included in the diluted earnings per share as the Company was loss-making. Due to the anti-dilutive nature of the outstanding options, basic and diluted earnings per share are equal.

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Changes in Equity

	Attributable to owners of the Company
	Number of shares	Share Capital	Share Premium	Equity settled Employee Benefit Reserve	Translation Reserve	Accumulated Deficit	Total Equity
		€1,000	€1,000	€1,000	€1,000	€1,000	€1,000
Balance at January 1, 2024	84,248,384	3,370	412,894	25,159	817	(400,850)	41,390
Result for the period	—	—	—	—	—	(18,458)	(18,458)
Other comprehensive income	—	—	—	—	(101)	—	(101)
Recognition of share-based payments	—	—	—	1,976	—	—	1,976
Treasury shares transferred	(329,675)	—	—	—	—	—	—
Share options lapsed	—	—	—	(994)	—	994	—
Share options exercised / RSUs vested	328,597	—	175	(291)	—	291	175

Balance at September 30, 2024	84,247,306	3,370	413,069	25,850	716	(418,023)	24,982

Balance at January 1, 2025	107,710,916	4,308	483,812	26,248	1,350	(427,158)	88,560
Result for the period	—	—	—	—	—	(33,264)	(33,264)
Other comprehensive income	—	—	—	—	(1,076)	—	(1,076)
Recognition of share-based payments	—	—	—	2,784	—	—	2,784
Treasury shares transferred	(132,665)	—	—	—	—	—	—
Share options lapsed	—	—	—	(1,532)	—	1,532	—
Share options exercised / RSUs vested	132,665	—	67	(184)	—	184	67

Balance at September 30, 2025	107,710,916	4,308	483,879	27,316	274	(458,706)	57,071

PROQR THERAPEUTICS N.V.
Unaudited Condensed Consolidated Statement of Cash Flows

	Three month period		Nine month period
	ended September 30,		ended September 30,
	2025	2024	2025	2024
	€1,000	€1,000	€1,000	€1,000
Cash flows from operating activities
Net result	(11,006)	(8,108)	(33,264)	(18,458)
Adjustments for:
— Other income	(33)	—	(413)	—
— Depreciation	671	688	2,024	2,090
— Share-based compensation	1,117	612	2,784	1,976
— Financial income and expenses	(280)	(469)	(927)	(1,470)
— Results related to financial liabilities measured at fair value through profit or loss	2	(139)	(176)	(266)
— Income tax expenses	—	—	18	(197)

Changes in working capital	(3,074)	1,117	(10,974)	(12,721)
Cash used in operations	(12,603)	(6,299)	(40,928)	(29,046)

Corporate income tax received / (paid)	—	1	(18)	197
Interest received	519	860	1,924	2,402
Interest paid	(151)	(219)	(412)	(598)

Net cash used in operating activities	(12,235)	(5,657)	(39,434)	(27,045)

Cash flow from investing activities
Increase in financial asset - current	—	—	—	(17,000)
Decrease in financial asset - current	—	17,000	—	17,000
Purchases of property, plant and equipment	(169)	(286)	(494)	(1,285)

Net cash (used in) / generated by investing activities	(169)	16,714	(494)	(1,285)

Cash flow from financing activities
Proceeds from exercise of share options	—	1	67	175
Repayment of lease liability	(444)	(454)	(1,304)	(1,329)

Net cash used in financing activities	(444)	(453)	(1,237)	(1,154)

Net (decrease) / increase in cash and cash equivalents	(12,848)	10,604	(41,165)	(29,484)

Currency effect cash and cash equivalents	(34)	(173)	(1,360)	(40)
Cash and cash equivalents, at beginning of the period	119,765	78,970	149,408	118,925

Cash and cash equivalents at the end of the period	106,883	89,401	106,883	89,401